Holland+Knight

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Fax 202 955 5564

Holland & Knight LLP
2099 Pennsylvania Avenue, N.W., Suite 100
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www.hklaw.com

07028355

Grace H. Brown
202 457 5953
grace.brown@hklaw.com

November 28, 2007

SUPPL

SEC MAIL PROCESSING RECEIVED
NOV 28 2007
WASH, D.C. 209 SECTION

BY HAND DELIVERY

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0302

Re: Japan Tobacco Inc. (File No. 82-4362)
Information Furnished Pursuant to
Rule 12g3-2 under the Securities Exchange Act of 1934

Ladies and Gentlemen:

We are counsel to Japan Tobacco Inc., a corporation incorporated under the laws of Japan (the "Company"), in connection with this filing made pursuant to the exemption provided under Rule 12g3-2 (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Attached as an Annex to this letter is a list of information, certain items of which are enclosed herewith, that the Company has made public pursuant to the laws of Japan, has filed with stock exchanges or has distributed to its security holders, subsequent to the information furnished under cover of the letter, dated May 25, 2004, from Mori Hamada & Matsumoto to the Securities and Exchange Commission (the "Commission"), and subsequent to the information previously furnished to the Commission by this firm on behalf of the Company.

The information set forth herein is being furnished to the Commission pursuant to subparagraph (b)(1)(iii) of the Rule. In accordance with subparagraphs (b)(4) and (b)(5) of the Rule, the information and documents furnished herewith are being, and any information or documents furnished in the future by the Company pursuant to the Rule will be, furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to Section 18 of the Exchange Act, and that neither this letter nor the furnishing of any such information or documents pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

PROCESSED
DEC 04 2007
THOMSON
FINANCIAL

11/30

If you have any questions regarding this filing, please do not hesitate to call me at (202) 457-7036 or, in my absence, Neal N. Beaton of the New York office at (212) 513-3470 or Lance D. Myers of the New York office at (212) 513-3217. We would appreciate it if you would date stamp the enclosed copy of this letter and return it to our waiting messenger.

Very truly yours,

Grace H. Brown /LICS

Grace H. Brown
Holland & Knight LLP

4963314_v1

ANNEX

INFORMATION DISTRIBUTED

A. JAPANESE LANGUAGE DOCUMENT
(brief description of Japanese language documents listed below are set out in EXHIBIT A hereto)

1. Public Announcement for Commencement of Tender Offer dated November 28, 2007

2. Tender Offer Registration Statement dated November 28, 2007

B. ENGLISH LANGUAGE DOCUMENT
(English document listed below is included in EXHIBIT B hereto)

1. Business Report for the semi-annual period of the fiscal year ending March 31, 2008

EXHIBIT A

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENT

1. Public Announcement for Commencement of Tender Offer dated November 28, 2007

   Notification with respect to commencement of tender offer for shares of Katokichi Co., Ltd. was publicly announced pursuant to Financial Instruments and Exchange Law in Japan.

2. Tender Offer Registration Statement dated November 28, 2007

   With respect to the Company's tender offer for Katokichi Co., Ltd., the Company filed Tender Offer Registration Statement with the Director of Kanto Local Finance Bureau.

EXHIBIT B

ENGLISH LANGUAGE DOCUMENT

Set out below is the English document referred to in ANNEX, Section B, item 1.

Business Report for the semi-annual period of the fiscal year ending March 31, 2008

<A Message from Management>

In the semi-annual period that ended September 30, 2007, net sales and profits recorded historical highs for the first half, thanks to the continuing top-line growth of the international tobacco business as well as the addition of Gallaher results to the consolidated performance.

Regarding the domestic tobacco business, the market share of JT products in the semi-annual period that ended September 30, 2007 rebounded while the sales volume declined following the impact of the tax hike in July 2006. This was primarily due to the rebound of the share of the Mild Seven family, which is our core brand, as a result of active sales promotion.

Although the business environment continues to be in a difficult situation such as rising competition with rival companies, we aim to realize an upturn in our full-year market share centering on Mild Seven.

Overview of the financial results for the semi-annual period of the fiscal year ending March 31, 2008

For the semi-annual period ending March 31, 2008, net sales and profits were increased as can be seen in the Table 1.

Net sales excluding taxes and operating income were 1,198.6 billion yen and 219.1 billion yen, increases of 176.3 billion yen and 41.3 billion yen compared with the corresponding figures for the previous semi-annual period, primarily due to the continuing top-line growth of the international tobacco business, as well as the addition of Gallaher results to the consolidated performance which more than offset the decreased sales volume in the domestic tobacco business.

Ordinary income was 202.5 billion yen, an increase of 25.2 billion yen compared with the corresponding figure for the previous semi-annual period, despite the loss of non-operating income, primarily due to the allocation of financial costs associated with the acquisition of Gallaher Group Plc.

Net income was 133.8 billion yen, an increase of 11.2 billion yen compared with the corresponding figure for the previous semi-annual period, despite the decrease of gain on sale of property, plant and equipment.

(Table 1) Consolidated semi-annual financial results for the six months that ended September 30, 2007

(Billions of yen)

	Six months that ended September 30, 2006	Six months that ended September 30, 2007	Change
Sales (Tax included)	2,377.6	2,914.0	536.4
Sales (Tax excluded)	1,022.3	1,198.6	176.3
EBITDA	242.3	294.8	52.5
Operating income	177.8	219.1	41.3
Ordinary income	177.2	202.5	25.2
Net income	122.6	133.8	11.2

* EBITDA=Operating income + depreciation and amortization

<Review of operation>

Domestic Tobacco

With respect to the domestic tobacco business, JT has been conducting active sales promotion of the Mild Seven family, which is our core brand, and endeavoring to enhance the brand equity, for example, by introducing a new product "Mild Seven Aqua Menthol Super Light Box" in July this year.

As a result, the share of the Mild Seven family has been continuing to recover on a quarterly basis since the price increases implemented on the occasion of tax hike in July last year as can be seen in the Chart 1.

On a half-year basis, the share of the Mild Seven family rose 0.4 percentage points from the second half of the previous fiscal year. Mainly due to this, the market share of JT products in the first half of fiscal year ending March 2008 rebounded to 64.7% as can be seen in the Chart 2.

Domestic share of JT products and Mild Seven family

* New basis = JT's original products + JTI's domestic products (Camel, Winston, Salem, etc.)

(Chart 1) Changes on Quarterly Basis


(%)
67
66
65
64
63
JT Products
64.2
64.7
64.5
64.9
64.5
34
33
32
31
30
Mild Seven Family
30.5
31.2
31.3
31.6
31.9
Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2
FY 3/2006
FY 3/2007
FY 3/2008

(Chart 2) Changes on Half-Year Basis


(%)
68
67
66
65
64
JT Products
66.7
66.3
65.8
65.3
64.9
64.6
64.7
34
33
32
31
30
Mild Seven Family
33.0
32.8
32.3
32.1
31.9
31.3
31.7
1H 2H 1H 2H 1H 2H 1H
FY 3/2005
FY 3/2006
FY 3/2007
FY 3/2008

International Tobacco

Total sales volume for the term from January to June 2007 in the international tobacco business was increased by 40.2 percent compared with the corresponding figure for the previous semi-annual period, primarily due to the sales increases of "Winston" in Russia, Spain, Turkey and Ukraine and "Camel" in Spain, France, Ukraine, Russia and Italy, in addition to the consolidation of Gallaher performance.

*With respect to the international tobacco business, the result for the period from January 2007 to June 2007 is included with the result for this semi-annual period.

(Chart 3) Total sales volume in January to June


(Unit: BNU cigarettes)
180
160
140
120
100
80
60
40
20
-
159.3
113.7
88.3
68.3
2004
2005
2006
2007
Total Volume
GFB Volume

Note) GFBs in 2006: Winston, Camel, Mild Seven
GFBs in 2007 (after April 18, 2007):
Winston, Camel, Mild Seven, B&H, Silk Cut, LD, Sobranie, Glamour

Pharmaceuticals

With respect to the pharmaceuticals business, JT has steadily advanced its compounds under development and enhance its R&D pipeline. Currently, JT has a total of nine compounds under clinical study, and three of the company's new compounds,"JTT-553," "JTT-651" and "JTK-652" entered their clinical trial stage, while the development of "JTT-551" was ceased in this fiscal year.

Clinical development (as of October 31, 2007)

code	Stage	Indication	Characteristics	Rights
JTT-705 (oral)	Phase1(JPN)	Dyslipidemia	Decreases LDL and increases HDL by inhibition of CETP -CETP:Cholesteryl Ester Transfer Protein, facilitates transfer of cholesteryl ester from HDL to LDL -HDL:High density lipoprotein, Good Cholesterol -LDL:Low density lipoprotein, Bad Cholesterol	Roche (Switzerland) obtains the rights to develop and commercialize this compound worldwide, with the exception of Japan.
JTT-130 (oral)	Phase2(JPN) Phase2(Overseas)	Hyperlipidemia	Treatment of hyperlipidemia by reducing absorpiton of cholesterol and triglyceride via inhibitioin of MTP -MTP:Microsomal Triglyceride Transfer Protein	
JTK-303 (oral)	Phase1(JPN)	HIV infection	Integrase inhibitor which works by blocking integrase, an enzyme that is involved in the replication of HIV -HIV:Human Immunodeficiency Virus	Gilead Sciences (U.S.) obtains the rights to develop and commercialize this compound worldwide, with the exception of Japan.

code	Stage	Indication	Characteristics	Rights
JTT-302 (oral)	Phase2(Overseas)	Dyslipidemia	Decreases LDL and increases HDL by inhibition of CETP -CETP:Cholesteryl Ester Transfer Protein, facilitates transfer of cholesteryl ester from HDL to LDL -HDL:High density lipoprotein, Good Cholesterol -LDL:Low density lipoprotein, Bad Cholesterol	
JTT-305 (oral)	Phase2(JPN) Phase1(Overseas)	Osteoporosis	Increases BMD and decreases new vertebral fractures by accelerating endogenous PTH secretion via antagonism of circulating Ca on CaSR in parathyroid cells -BMD: Bone Mineral Density -PTH: Parathyroid Hormone -CaSR: Calcium-Sensing Receptor	
JTT-552 (oral)	Phase1(JPN)	Hyperuricemia	Decreases serum urate concentration by increasing urinary urate excretion via inhibition of URAT1. -URAT 1: Urate Transporter 1	
JTT-553 (oral)	Phase1(Overseas)	Obesity	Reduces fat absorption from the small intestine and inhibits fat synthesis in adipose tissue via inhibition of DGAT1 -DGAT1: Acyl CoA: diacylglycerol acyltransferase 1	
JTT-651 (oral)	Phase1(JPN)	Type 2 diabetes mellitus	Decreases blood glucose by suppression of glucose output from liver via inhibition of GP -GP:Glycogen Phosphorylase	
JTK-652 (oral)	Phase1(Overseas)	Hepatitis C	Treatment of hepatitis C by inhibiting the infection process of HCV into hepatocytes -HCV:Hepatitis C Virus	

Changes from the previous announcement on August 9, 2007:
JTK-652 entered into clinical trial stage overseas.

Foods

With respect to the foods business, JT has been steadily expanding vending machine sales channel and has aggressively developed and marketed new and unique products centered around the company's flagship coffee brand, "Roots" in its beverage business.

In the processed foods business, the company aims to continue to expand and enrich its product line of commercial frozen foods in order to expand its scale of operation and strengthen earning capacity.

<Outlook for the fiscal year ending March 2008>

Forecasts of net sales, EBITDA, operating income, ordinary income are revised downward for the year ending March 2008 compared with the previous forecasts, primarily due to taking into account the commencement of the amortization of trademark following the integration of Gallaher and the projected exchange rate for the yen, which was revised downward two yen to the dollar from the original estimate, while forecasted sales for the international tobacco business was revised upward by 5.0 billion cigarettes.

Forecast of net income is not revised compared with the previous forecasts due to the upward adjustment of gain on sale of property, plant and equipment.

(Table 2) Full-term forecasts for FY 3/2008

(Unit: JPY billion)

	FY 3/2007 Actual (A)	FY 3/2008 1Q Revised Forecast (B)	FY 3/2008 Revised Forecast (C)	Change from FY 3/2007 Actual (C-A)
Sales incl. Taxes	4,769.3	6,410.0	6,360.0	1,590.6
EBITDA	464.6	574.0	572.0	107.3
Operating Income	331.9	419.0	405.0	73.0
Ordinary Income	312.0	382.0	370.0	57.9
Net Income	210.7	256.0	256.0	45.2

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This material contains forward-looking statements about our industry, business, plans and objectives, financial condition and results of operations that are based on our current expectations, assumptions, estimates and projections. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based.

Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

(1) health concerns relating to the use of tobacco products;
(2) legal or regulatory developments and changes, including, without limitation, tax increases and restrictions on the sale, marketing and usage of tobacco products, and governmental investigations and privately imposed smoking restrictions;
(3) litigation in Japan and elsewhere;
(4) our ability to further diversify our business beyond the domestic and international tobacco industry;
(5) our ability to successfully expand internationally and make investments outside of Japan;
(6) competition and changing consumer preferences;
(7) the impact of any acquisitions or similar transactions;
(8) local and global economic conditions; and
(9) fluctuations in foreign exchange rates and the costs of raw materials.

CONSOLIDATED BALANCE SHEETS

Japan Tobacco Inc. and Consolidated Subsidiaries
as of March 31, 2007 and September 30, 2007

	as of March 31, 2007	*as of September 30, 2007*	*Change*
ASSETS	*Millions of yen*	*Millions of yen*	*Millions of yen*
CURRENT ASSETS:	**1,840,808**	**1,437,145**	**(403,663)**
FIXED ASSETS:	**1,523,855**	**3,944,667**	**2,420,812**
Property, plant and equipment:	**600,435**	**736,673**	**136,237**
Buildings and structures	229,019	268,738	39,719
Machinery, equipment and vehicles	152,900	212,528	59,627
Land	131,817	143,872	12,054
Other	86,698	111,534	24,836
Intangible assets:	**542,880**	**2,916,498**	**2,373,617**
Goodwill	360,681	2,189,494	1,828,812
Trademarks	154,980	685,863	530,882
Other	27,218	41,140	13,922
Investments and other assets:	**380,538**	**291,495**	**(89,042)**
TOTAL ASSETS	**3,364,663**	**5,381,812**	**2,017,149**

CONSOLIDATED BALANCE SHEETS

Japan Tobacco Inc. and Consolidated Subsidiaries
as of March 31, 2007 and September 30, 2007

	as of March 31, 2007	*as of September 30, 2007*	*Change*
LIABILITIES	*Millions of yen*	*Millions of yen*	*Millions of yen*
CURRENT LIABILITIES:	**813,196**	**1,769,560**	**956,363**
NON-CURRENT LIABILITIES:	**526,851**	**1,366,243**	**839,392**
TOTAL LIABILITIES	**1,340,047**	**3,135,804**	**1,795,756**
NET ASSETS			
SHAREHOLDERS' EQUITY:	**1,920,159**	**2,022,675**	**102,516**
VALUATION AND TRANSLATION ADJUSTMENTS:	**40,094**	**156,140**	**116,046**
MINORITY INTERESTS	**64,362**	**67,192**	**2,830**
TOTAL NET ASSETS	**2,024,615**	**2,246,008**	**221,392**
TOTAL LIABILITIES AND NET ASSETS	**3,364,663**	**5,381,812**	**2,017,149**

CONSOLIDATED STATEMENTS OF INCOME

Japan Tobacco Inc. and Consolidated Subsidiaries
For the six months that ended September 30, 2006 and 2007

	For the six months that ended		
	September 30, 2006	September 30, 2007	Change
	Millions of yen	Millions of yen	Millions of yen
NET SALES	**2,377,625**	**2,914,042**	**536,417**
COST OF SALES	**1,918,387**	**2,368,170**	**449,783**
GROSS PROFIT	**459,237**	**545,871**	**86,634**
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	**281,393**	**326,701**	**45,308**
OPERATING INCOME	**177,844**	**219,170**	**41,325**
NON-OPERATING INCOME:	**10,913**	**14,402**	**3,488**
NON-OPERATING EXPENSES:	**11,482**	**31,007**	**19,524**
ORDINARY INCOME	**177,275**	**202,565**	**25,289**
EXTRAORDINARY PROFIT:	**32,593**	**12,436**	**(20,157)**
EXTRAORDINARY LOSS:	**8,414**	**8,827**	**413**
INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS	**201,454**	**206,173**	**4,719**
INCOME TAXES-CURRENT	76,336	68,577	(7,759)
INCOME TAXES-DEFERRED	-	-	-
MINORITY INTERESTS	2,464	3,702	1,237
NET INCOME	**122,653**	**133,894**	**11,240**

CONSOLIDATED STATEMENTS OF CASH FLOWS

Japan Tobacco Inc. and Consolidated Subsidiaries
For the six months that ended September 30, 2006 and 2007

	For the six months that ended		*Change*
	September 30, 2006	*September 30, 2007*	
	Millions of yen	*Millions of yen*	*Millions of yen*
Net cash provided by operating activities	**265,062**	**175,830**	**(89,231)**
Net cash used in investing activities	**(293,227)**	**(1,574,126)**	**(1,280,899)**
Net cash provided by (used in) financing activities	**(6,450)**	**584,734**	**591,185**
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	**(1,443)**	**35,981**	**37,425**
NET INCREASE IN CASH AND CASH EQUIVALENTS	**(36,059)**	**(777,580)**	**(741,521)**
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	**920,141**	**1,179,522**	**259,380**
CASH AND CASH EQUIVALENTS, END OF PERIOD	**884,082**	**401,941**	**(482,140)**

END